

December 7, 2012

Via E-mail
Matthew Worrall
Chief Executive Officer
Amerilithium Corp.
871 Coronado Center Dr., Suite, 200
Henderson, Nevada 89052

> **Re:** **Amerilithium Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed October 22, 2012**
> **File No. 333-155059**

Dear Mr. Worrall:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Pamela Howell
for

John Reynolds
Assistant Director

cc: Lawrence Metelitsa
       Lucosky Brookman LLP